

ALL – THE – CARE INC.
5348 Vegas Dr., Las Vegas, NV 89108
702-448-1519

24-10190



To:
Goldie Walker
Securities and Exchange Commission
Fax# 202-772-9206
Tel# 202-551-3234

1-A/A

From:
Matthew McKernan
ALL-THE-CARE INC.
5348 Vegas Drive,
Las Vegas Nevada, NV
89108

This offering statements should only be qualified by order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Matthew D. McKernan
President & CEO
ALL-THE-CARE INC.

END